UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Astex Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

04624B103

(CUSIP Number)

February 29, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04624B103	13G	Page 2 of 25 Pages

1.	Name of Reporting Persons: Apax Europe V-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 4,861,320
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 4,861,320
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,861,320
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 5.2%*
12.	Type of Reporting Person (See Instructions): PN

*	The calculation of the foregoing percentage is based on 93,065,967 shares of common stock outstanding as of March 5, 2012 as reported in the Astex Pharmaceuticals, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission on March 15, 2012.

CUSIP No. 04624B103	13G	Page 3 of 25 Pages

1.	Name of Reporting Persons: Apax Europe V-B, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 4,861,320
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 4,861,320
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,861,320
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 5.2%*
12.	Type of Reporting Person (See Instructions): PN

*	The calculation of the foregoing percentage is based on 93,065,967 shares of common stock outstanding as of March 5, 2012 as reported in the Astex Pharmaceuticals, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission on March 15, 2012.

CUSIP No. 04624B103	13G	Page 4 of 25 Pages

1.	Name of Reporting Persons: Apax Europe V-C GmbH & Co. KG
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 4,861,320
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 4,861,320
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,861,320
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 5.2%*
12.	Type of Reporting Person (See Instructions): OO

*	The calculation of the foregoing percentage is based on 93,065,967 shares of common stock outstanding as of March 5, 2012 as reported in the Astex Pharmaceuticals, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission on March 15, 2012.

CUSIP No. 04624B103	13G	Page 5 of 25 Pages

1.	Name of Reporting Persons: Apax Europe V-D, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 4,861,320
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 4,861,320
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,861,320
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 5.2%*
12.	Type of Reporting Person (See Instructions): PN

*	The calculation of the foregoing percentage is based on 93,065,967 shares of common stock outstanding as of March 5, 2012 as reported in the Astex Pharmaceuticals, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission on March 15, 2012.

CUSIP No. 04624B103	13G	Page 6 of 25 Pages

1.	Name of Reporting Persons: Apax Europe V-E, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 4,861,320
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 4,861,320
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,861,320
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 5.2%*
12.	Type of Reporting Person (See Instructions): PN

*	The calculation of the foregoing percentage is based on 93,065,967 shares of common stock outstanding as of March 5, 2012 as reported in the Astex Pharmaceuticals, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission on March 15, 2012.

CUSIP No. 04624B103	13G	Page 7 of 25 Pages

1.	Name of Reporting Persons: Apax Europe V-F, C.V.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 4,861,320
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 4,861,320
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,861,320
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 5.2%*
12.	Type of Reporting Person (See Instructions): OO

*	The calculation of the foregoing percentage is based on 93,065,967 shares of common stock outstanding as of March 5, 2012 as reported in the Astex Pharmaceuticals, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission on March 15, 2012.

CUSIP No. 04624B103	13G	Page 8 of 25 Pages

1.	Name of Reporting Persons: Apax Europe V-G, C.V.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 4,861,320
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 4,861,320
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,861,320
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 5.2%*
12.	Type of Reporting Person (See Instructions): OO

*	The calculation of the foregoing percentage is based on 93,065,967 shares of common stock outstanding as of March 5, 2012 as reported in the Astex Pharmaceuticals, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission on March 15, 2012.

CUSIP No. 04624B103	13G	Page 9 of 25 Pages

1.	Name of Reporting Persons: Apax Europe V-1, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 4,861,320
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 4,861,320
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,861,320
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 5.2%*
12.	Type of Reporting Person (See Instructions): PN

*	The calculation of the foregoing percentage is based on 93,065,967 shares of common stock outstanding as of March 5, 2012 as reported in the Astex Pharmaceuticals, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission on March 15, 2012.

CUSIP No. 04624B103	13G	Page 10 of 25 Pages

1.	Name of Reporting Persons: Apax Europe V-2, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 4,861,320
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 4,861,320
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,861,320
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 5.2%*
12.	Type of Reporting Person (See Instructions): PN

*	The calculation of the foregoing percentage is based on 93,065,967 shares of common stock outstanding as of March 5, 2012 as reported in the Astex Pharmaceuticals, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission on March 15, 2012.

CUSIP No. 04624B103	13G	Page 11 of 25 Pages

1.	Name of Reporting Persons: AP V GmbH & Co. KG
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 4,861,320
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 4,861,320
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,861,320
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 5.2%*
12.	Type of Reporting Person (See Instructions): PN

*	The calculation of the foregoing percentage is based on 93,065,967 shares of common stock outstanding as of March 5, 2012 as reported in the Astex Pharmaceuticals, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission on March 15, 2012.

CUSIP No. 04624B103	13G	Page 12 of 25 Pages

1.	Name of Reporting Persons: Apax Verwaltungsgesellschaft Beta GmbH
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 4,861,320
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 4,861,320
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,861,320
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 5.2%*
12.	Type of Reporting Person (See Instructions): OO

*	The calculation of the foregoing percentage is based on 93,065,967 shares of common stock outstanding as of March 5, 2012 as reported in the Astex Pharmaceuticals, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission on March 15, 2012.

CUSIP No. 04624B103	13G	Page 13 of 25 Pages

1.	Name of Reporting Persons: Apax Europe V GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 4,861,320
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 4,861,320
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,861,320
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 5.2%*
12.	Type of Reporting Person (See Instructions): PN

*	The calculation of the foregoing percentage is based on 93,065,967 shares of common stock outstanding as of March 5, 2012 as reported in the Astex Pharmaceuticals, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission on March 15, 2012.

CUSIP No. 04624B103	13G	Page 14 of 25 Pages

1.	Name of Reporting Persons: Apax Europe V GP Co. Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 4,861,320
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 4,861,320
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,861,320
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 5.2%*
12.	Type of Reporting Person (See Instructions): OO

*	The calculation of the foregoing percentage is based on 93,065,967 shares of common stock outstanding as of March 5, 2012 as reported in the Astex Pharmaceuticals, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission on March 15, 2012.

CUSIP No. 04624B103	13G	Page 15 of 25 Pages

1.	Name of Reporting Persons: Apax Guernsey (Holdco) PCC Limited AEV Cell
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 4,861,320
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 4,861,320
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,861,320
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 5.2%*
12.	Type of Reporting Person (See Instructions): OO

*	The calculation of the foregoing percentage is based on 93,065,967 shares of common stock outstanding as of March 5, 2012 as reported in the Astex Pharmaceuticals, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission on March 15, 2012.

CUSIP No. 04624B103	13G	Page 16 of 25 Pages

1.	Name of Reporting Persons: Apax Partners Europe Managers Ltd
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 4,861,320
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 4,861,320
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,861,320
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 5.2%*
12.	Type of Reporting Person (See Instructions): OO

*	The calculation of the foregoing percentage is based on 93,065,967 shares of common stock outstanding as of March 5, 2012 as reported in the Astex Pharmaceuticals, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission on March 15, 2012.

Item 1.	(a).	Name of Issuer

Astex Pharmaceuticals, Inc. (the “Company”)

	(b).	Address of Issuer’s Principal Executive Offices:

4140 Dublin Boulevard, Suite 200, Dublin, California 94568

Item 2	(a).	Name of Person Filing

Item 2	(b).	Address of Principal Business Office

Item 2	(c).	Citizenship

(i) Apax Europe V-A, L.P.

Third Floor, Royal Bank Place

1 Glategny Esplanade

St. Peter Port, Guernsey GY1 2HJ

Place of Organization: Delaware

(ii) Apax Europe V-B, L.P.

Third Floor, Royal Bank Place

1 Glategny Esplanade

St. Peter Port, Guernsey GY1 2HJ

Place of Organization: England

(iii) Apax Europe V-C GmbH & Co. KG

Pienzenauerstr. 27

81679 Munich, Germany

Place of Organization: Germany

(iv) Apax Europe V-D, L.P.

Third Floor, Royal Bank Place

1 Glategny Esplanade

St. Peter Port, Guernsey GY1 2HJ

Place of Organization: England

(v) Apax Europe V-E, L.P.

Third Floor, Royal Bank Place

1 Glategny Esplanade

St. Peter Port, Guernsey GY1 2HJ

Place of Organization: England

(vi) Apax Europe V-F, C.V.

Third Floor, Royal Bank Place

1 Glategny Esplanade

St. Peter Port, Guernsey GY1 2HJ

Place of Organization: Netherlands

(vii) Apax Europe V-G, C.V.

Third Floor, Royal Bank Place

1 Glategny Esplanade

St. Peter Port, Guernsey GY1 2HJ

Place of Organization: Netherlands

(viii) Apax Europe V-1, L.P.

Third Floor, Royal Bank Place

1 Glategny Esplanade

St. Peter Port, Guernsey GY1 2HJ

Place of Organization: England

(ix) Apax Europe V-2, L.P.

Third Floor, Royal Bank Place

1 Glategny Esplanade

St. Peter Port, Guernsey GY1 2HJ

Place of Organization: England

(x) AP V GmbH & Co. KG

Pienzenauerstr. 27

81679 Munich, Germany

Place of Organization: Germany

(xi) Apax Verwaltungsgesellschaft Beta GmbH

Pienzenauerstr. 27

81679 Munich, Germany

Place of Organization: Germany

(xii) Apax Europe V GP, L.P.

Third Floor, Royal Bank Place

1 Glategny Esplanade

St. Peter Port, Guernsey GY1 2HJ

Place of Organization: Delaware

(xiii) Apax Europe V GP Co. Limited

Third Floor, Royal Bank Place

1 Glategny Esplanade

St. Peter Port, Guernsey GY1 2HJ

Place of Organization: Guernsey

(xiv) Apax Guernsey (Holdco) PCC Limited AEV Cell

Third Floor, Royal Bank Place

1 Glategny Esplanade

St. Peter Port, Guernsey GY1 2HJ

Place of Organization: Guernsey

(xv) Apax Partners Europe Managers Ltd

33 Jermyn Street

London SW1Y 6DN

Place of Organization: England

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

As of the date hereof, Apax WW Nominees Ltd, which is incorporated in England, holds legal title to 4,409,151 shares of Common Stock (as defined below) as nominee for each of Apax Europe V-A, L.P., Apax Europe V-B, L.P., Apax Europe V-C GmbH & Co. KG, Apax Europe V-D, L.P., Apax Europe V-E, L.P., Apax Europe V-F, C.V., Apax Europe V-G, C.V., Apax Europe V-1, L.P., Apax Europe V-2, L.P (“Apax Funds”). In addition, AP V GmbH & Co. KG holds 452,169 shares of Common Stock. A total of 4,861,320 shares of Common Stock may be deemed to be beneficially owned by the Reporting Persons.

Apax Europe V GP, L.P. is the general partner of each of Apax Europe V-A, L.P., Apax Europe V-B, L.P., Apax Europe V-D, L.P., Apax Europe V-E, L.P., Apax Europe V-F, C.V., Apax Europe V-G, C.V., Apax Europe V-1, L.P., Apax Europe V-2, L.P. and the managing limited partner of Apax Europe V-C GmbH & Co. KG and AP V GmbH & Co. KG. Apax Verwaltungsgesellschaft Beta GmbH is the general partner of Apax Europe V-C GmbH & Co. KG. and AP V GmbH & KG. Apax Europe V GP Co. Limited is the general partner of Apax Europe V GP, L.P. Apax Europe V GP Co. Limited is wholly owned by Apax Guernsey (Holdco) PCC Limited AEV Cell. Apax Europe V GP Co. Limited appointed Apax Partners Europe Managers Ltd to be the discretionary investment manager to the Apax Funds.

Item 2	(d).	Title of Class of Securities:

Common Stock, par value $0.001 (the “Common Stock”)

Item 2	(e).	CUSIP Number:

04624B103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of the shares of Common Stock listed on such Reporting Person’s cover page.

(b) Percent of class:

The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission on March 15, 2012, indicated that there were 93,065,967 shares of Common Stock outstanding as of March 5, 2012. Based on this number of outstanding shares of Common Stock, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 5.2% of the total number of outstanding shares of Common Stock.

(c) Number of Shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of each cover page

(ii) Shared power to vote or to direct the vote:

See Item 5 of each cover page

(iii) Sole power to dispose or to direct the disposition of:

See Item 5 of each cover page

(iv) Shared power to dispose or to direct the disposition of:

See Item 5 of each cover page

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Item 2 and Item 4. The Reporting Persons may be deemed to be members of a group.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2012

Apax Europe V GP, L.P.

By:	Apax Europe V GP Co. Limited
Its General Partner

By:	/s/ Andrew Guille
Name: Andrew Guille
Title: Director

By:	/s/ Denise Fallaize
Name: Denise Fallaize
Title: Director

Apax Europe V GP Co. Limited

By:	/s/ Andrew Guille
Name: Andrew Guille
Title: Director

By:	/s/ Denise Fallaize
Name: Denise Fallaize
Title: Director

Apax Europe V

Apax Europe V-A, L.P.
Apax Europe V-B, L.P.

Apax Europe V-C GmbH & Co. KG

Apax Europe V-D, L.P.

Apax Europe V-E, L.P.

Apax Europe V-F, C.V.

Apax Europe V-G, C.V.

Apax Europe V-1, L.P.

Apax Europe V-2, L.P.

For and on behalf of Apax Partners Europe Managers Ltd as Manager

By:	/s/ Ian Jones
Name: Ian Jones
Title: Director

By:	/s/ Steve Hare
Name: Steve Hare
Title: Authorized Signatory

Apax Partners Europe Managers Ltd

By:	/s/ Ian Jones
Name: Ian Jones
Title: Director

By:	/s/ Steve Hare
Name: Steve Hare
Title: Authorized Signatory

Apax Guernsey (Holdco) PCC Limited AEV Cell

By:	/s/ Andrew Guille
Name: Andrew Guille
Title: Director

AP V GmbH & Co. KG For and on behalf of Apax Verwaltungsgesellschaft Beta GmbH as General Partner

By:	/s/ Joseph Braun
Name: Joseph Braun
Title: Managing Director

Apax Verwaltungsgesellschaft Beta GmbH

By:	/s/ Joseph Braun
Name: Joseph Braun
Title: Managing Director

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of April 17, 2012, by and among Apax Europe V-A, L.P., Apax Europe V-B, L.P., Apax Europe V-C GmbH & Co. KG, Apax Europe V-D, L.P., Apax Europe V-E, L.P., Apax Europe V-F, C.V., Apax Europe V-G, C.V., Apax Europe V-1, L.P., Apax Europe V-2, L.P., AP V GmbH & Co. KG, Apax Verwaltungsgesellschaft Beta GmbH, Apax Europe V GP, L.P., Apax Europe V GP Co. Limited, Apax Guernsey (Holdco) PCC Limited AEV Cell and Apax Partners Europe Managers Ltd.

Exhibit A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, par value $0.001, of Astex Pharmaceuticals, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

DATED: April 17, 2012

Apax Europe V GP, L.P.

By:	Apax Europe V GP Co. Limited
Its General Partner

By:	/s/ Andrew Guille
Name: Andrew Guille
Title: Director

By:	/s/ Denise Fallaize
Name: Denise Fallaize
Title: Director

Apax Europe V GP Co. Limited

By:	/s/ Andrew Guille
Name: Andrew Guille
Title: Director

By:	/s/ Denise Fallaize
Name: Denise Fallaize
Title: Director

Apax Europe V

Apax Europe V-A, L.P.
Apax Europe V-B, L.P.

Apax Europe V-C GmbH & Co. KG

Apax Europe V-D, L.P.

Apax Europe V-E, L.P.

Apax Europe V-F, C.V.

Apax Europe V-G, C.V.

Apax Europe V-1, L.P.

Apax Europe V-2, L.P.

For and on behalf of Apax Partners Europe Managers Ltd as Manager

By:	/s/ Ian Jones
Name: Ian Jones
Title: Director

By:	/s/ Steve Hare
Name: Steve Hare
Title: Authorized Signatory

Apax Partners Europe Managers Ltd.

By:	/s/ Ian Jones
Name: Ian Jones
Title: Director

By:	/s/ Steve Hare
Name: Steve Hare
Title: Authorized Signatory

Apax Guernsey (Holdco) PCC Limited AEV Cell

By:	/s/ Andrew Guille
Name: Andrew Guille
Title: Director

AP V GmbH & Co. KG For and on behalf of Apax Verwaltungsgesellschaft Beta GmbH as General Partner

By:	/s/ Joseph Braun
Name: Joseph Braun
Title: Managing Director

Apax Verwaltungsgesellschaft Beta GmbH

By:	/s/ Joseph Braun
Name: Joseph Braun
Title: Managing Director